December 19, 2012

VIA EDGAR

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Western Asset Middle Market Debt Fund Inc.

Registration Statement on Form N-2

File Nos. 333-183236 and 811-22734

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Asset Middle Market Debt Fund Inc. (the “Fund”) hereby requests acceleration of the effective date of the above captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on December 20, 2012 or as soon thereafter as practicable.

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

/s/ George P. Hoyt
Name: George P. Hoyt
Title: Assistant Secretary